**Exhibit 3.2(a) and 4.2(a)**

# O'SULLIVAN INDUSTRIES HOLDINGS, INC.

Amendment to By-Laws

*May 14, 2004*

RESOLVED, that pursuant to Article VIII of the By-Laws of the Corporation, such By-Laws are hereby amended by deleting Section 12 of Article II thereof.